

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2022

Laura Crossen
Interim Chief Financial Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, NJ 07083

> **Re: Bed Bath & Beyond Inc.**
> **Form 10-K for Fiscal Year Ended February 26, 2022**
> **File No. 000-20214**

Dear Laura Crossen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Susie A. Kim